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                                                             Exhibit 99.1

                            NEXTLINK SHARES AGREEMENT

         The Parties have, as an integral part of their marital settlement, reached a settlement of all issues and wish to set forth the essential terms having to do with shares of NextLink Communications, Inc. owned by the Parties (the "Existing Stock") in this Agreement, which will be binding and enforceable between them. This Agreement shall be effective as of October 10, 1997.

         1. Property Division. The Parties shall allocate to Wendy P. McCaw ("Wife") 9,722,649 shares of Class B common stock of NextLink.

         2. Allocation. The NextLink shares allocated to Wife will be distributed free of all liens and encumbrances and will be vested in Wife's name. The NextLink shares shall be freely transferable by Wife, subject to compliance with the applicable securities and other laws and SEC regulations, and, to the extent applicable to Wife, all Company-established policies and rules regarding insider trading and non-public information. Except for the shareholder rights and minority protections in Section 5 through 9 herein which shall supersede the following provisions, Wife's ownership of shares in NextLink shall be subject to terms and restrictions contained in the Articles of Incorporation of NextLink, its Bylaws, its Stock Option Plan dated January 15, 1997, and the Registration Rights Agreement dated January 15, 1997 among NextLink and certain holders of its Class B common stock. Each Party will use best efforts to minimize the effect of such restrictions.

         3. Closing. The Parties shall use best efforts to transfer stock of NextLink to Wife by October 31, 1997, subject to the provisions of Section 4 below.

         4. Wife's Option. Wife shall have the option of retaining part or all of her shares of NextLink in Eagle River Investments, LLC, ("Eagle River") on the following terms and conditions. The LLC Agreement of Eagle River would be amended to continue her as a member and to accurately reflect her separate interest in NextLink. Upon 30 days notice and, notwithstanding any restrictions to the contrary in the limited liability company agreement of Eagle River, Wife would be entitled to cause Eagle River to distribute Wife's NextLink stock to her. Any such distribution to her would be free and clear of all liens and liabilities and Craig O. McCaw ("Husband") will use best efforts to assure that, after any such distribution, Wife will have those existing rights that are applicable to NextLink in its present status within Eagle River. Alternatively, Wife shall have the right to require Eagle River to sell her proportionate share of NextLink stock at her sole cost, effort and expense, and to receive the proceeds therefrom as a distribution, all subject to applicable securities and other laws and SEC regulations, and, to the extent applicable to Wife, all Company-established policies and rules regarding insider trading and non-public information. Wife will bear the tax consequences of any such sale. Wife will be able freely to pledge or mortgage her interest in Eagle River, provided that any such pledgee or mortgage holder will agree that, in the event of any foreclosure, the only requirement of Eagle River is that it distribute to such pledgee or mortgage holder Wife's NextLink


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                  stock and its only rights with respect to Eagle River will be to obtain such NextLink stock. The Parties agree that the tax issues relating to withdrawal of the Existing Stock will be handled in the same manner as the Parties utilize with respect to other securities being dealt with as a result of their marital settlement. Prior to distribution, Wife would have approval rights with respect to any changes in the Eagle River governing documents that would adversely effect her NextLink stock. If a majority in interest of the Eagle River members approves changes in the Eagle River governing documents, and Wife disapproves of such changes, and the changes do not discriminate against her interest and apply uniformly to all other Eagle River members, then Eagle River may distribute Wife's NextLink stock to her if she does not withdraw her disapproval. Wife's rights under this paragraph are subject to applicable law, including securities laws, and to NextLink documents listed in paragraph 2 hereof.

         5. Tag Along. Wife will have tag along rights with respect to NextLink in connection with any sale or transfer or series of related sales by Husband or an entity controlled by him of control of NextLink or of 50% or more of the interest in NextLink owned by him or any of his controlled entities.

         6. Registration Rights. At Wife's option, Husband shall cause Wife to become a party to the Registration Rights Agreement dated as of January 15, 1997 between NextLink and a number of other signatories, including Eagle River, or separately to be granted similar rights. The right to a demand registration may be exercised only once by Wife, and all demand registration rights may only be exercised after the announcement of first quarter 1998 financial results of NextLink, or June 30, 1998, whichever is sooner. In addition, Wife will receive piggyback registration rights as to any registration in which Husband or any of his affiliates has a right to register any NextLink shares.

         7. Information Rights. Wife shall have, at her option, the right to receive information distributed to NextLink board members in their capacities as directors.

         8. Voting Rights. Wife will retain her existing voting rights with respect to her shares of NextLink Class B common stock (10:1) upon the distribution from Eagle River to her, or to a trust or other entity of which she is the beneficial owner. For so long as Wife owns such shares, Husband will have the right, at his election, to obtain a proxy from her for such of her shares as are necessary for him to have 51% of the voting power of NextLink, but this right shall expire after he has sold 50% or more of his existing NextLink stock. Wife will have the right to designate one NextLink director and Husband and any entity controlled by him owning NextLink shares will vote their shares to support her designee, but this right shall expire after she has sold 50% or more of her existing NextLink stock or when their combined voting power is insufficient to elect three directors.

         9. Drag Along Rights. Wife agrees to grant to Husband drag along rights in Husband's favor so long as the price the Parties are to receive for NextLink shares is equal to or greater than the stock's current market trading value as of the time the drag along rights are exercised.

         10. Dispute Resolution. The Parties agree to resolve any disputes under this Agreement in the same manner as they utilize to resolve other disputes arising out of their marital settlement.

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         11.      Amendments, etc. This Agreement supersedes any and all other prior understandings or agreements concerning the ownership of the Existing Stock. The Parties may in connection with other matters arising out of the settlement of their marital property, amend, modify of supplement the terms and provisions of this Agreement, but such amendments, modifications or supplements shall not be effective unless set forth in a writing executed by both Parties dated subsequent hereto.

         12. Other. This Agreement a) may be specifically enforced, and the Parties agree that in cases where specific enforcement is feasible, it will not be urged that a remedy at law is adequate or preferable; b) is governed by Washington law; c) shall be kept confidential except as reasonable determined by each party in the ordinary course of business; d) may be executed in multiple counterparts and by FAX; e) shall remain in full force and effect in case of the death of either or both Parties and may be enforced by or against the estate of either. Each party warrants that he or she has been fully advised by counsel with respect to this Agreement.



     /s/ Craig O. McCaw                                  /s/ Wendy P. McCaw
         Craig O. McCaw                                      Wendy P. McCaw




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